Exhibit 99.1

Corporación América Airports Provides Update on Florence Airport Expansion Project

Luxembourg, May 28, 2019 — Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport concession operator in the world by number of airports, announced today that on May 27, 2019 that its subsidiary Toscana Aeroporti S.p.A. has been notified by the Regional Administrative Court (TAR) of the Region of Tuscany that it has granted the petitions lodged by the committees and the municipalities located in the "Piana del Castello" area, near Florence, overturning Decree-Law relating to the approval of the Environmental Impact Assessment for the Florence Master Plan, thus interrupting the procedures required to advance on the construction of a new 2,400-metre runway and a new terminal, despite the favorable conclusion of the Service Conference last February.

This judgement seeks to overturn the approval of the Environmental Impact Assessment, issued on December 28, 2017 by the Italian Ministry of Environment after conducting an environmental impact assessment (Valutazione di Impatto Ambientale), that was based on the assessment given by the national ministerial commission of experts regarding the suitability of the technical documentation to demonstrate the lack of negative impacts on the environment.

In protection of the legitimate interests of the Company, its shareholders and the city of Florence, Toscana Aeroporti has instructed its legal counsel to immediately lodge an appeal before the Council of State with a motion for a stay of the judgement.

The attached press release was issued by Toscana Aeroporti S.p.A., CAAP’s Italian subsidiary.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world by the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2018, Corporación América Airports served 81.3 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Gimena Albanesi

Email: gimena.albanesi@caairports.com

Phone: +5411 4852-6411